Annual Report

Cover Page

Name of issuer:

Jetoptera, Inc

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 6/1/2015

Physical address of issuer:

123 2nd Ave South,
Suite 200
EDMONDS WA 98020

Website of issuer:

http://www.jetoptera.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$5,952,959.00	$5,071,524.00
Cash & Cash Equivalents:	$1,718,898.00	$559,802.00
Accounts Receivable:	$895,000.00	$1,995,000.00
Current Liabilities:	$8,998,146.00	$9,222,336.00
Non-Current Liabilities:	$257,338.00	$367,074.00
Revenues/Sales:	$1,283,898.00	$1,810,218.00
Cost of Goods Sold:	$2,530,297.00	$1,140,022.00
Taxes Paid:	$28,495.00	$12,505.00
Net Income:	($3,006,108.00)	($1,597,150.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Jetoptera, Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Denis Dancanet	President	Cubist Systematic Strategies	2015
Andrei Evulet	CEO and CTO	Jetoptera, Inc	2015
Simina Farcasiu	Director, Jetoptera Inc	Self	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Andrei Evulet	CEO	2015
Andrei Evulet	CTO	2015
Andrei Evulet	Co-Founder	2015
Simina Farcasiu	CFO	2015
Simina Farcasiu	Co-Founder	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power

outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Denis Dancanet	6206507.0 706,507 Common and 5,500,000 Preferred Shares	56.42

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Lack of operating history, revenues and financial information.

The Company has been in operation for approximately eight (8) years, is in a critical stage of its operations, and is still an "emerging company" in all respects and is subject to all of the risks inherent to the establishment of a new business enterprise, including the absence of a profitable operating history. The likelihood of success of the Company must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with the development of a new business and the competitive environment in which the Company will operate. There can be no assurance that the future revenues of the Company will be sufficient to establish the Company as a going concern or that the Company will become profitable in the future.

Our business plan, operations and financial projections are subject to uncertainty.

The Company's ability to adhere to the Business Plan will depend upon a variety of factors, many of which are beyond the Company's control. Likewise, the Company's executive management team is not bound to follow the Business Plan, and may elect to adopt other strategies and courses of action based upon changes in circumstances and/or market conditions. The financial projections set forth in the Business Plan are based upon subjective estimates of future operating results which the Company's management believes the Company may be able to achieve. Such financial projections merely represent an illustration of financial results which the executive management team believes could be achieved based upon their assumptions which may or may not occur, and many of which are beyond the Company's control. No assurances or representations can be given or, indeed, should be assumed by any investor, that the actual results of the Company's operations will conform in any material manner to the financial projections set forth in the Business Plan for any or all of the indicated years. The Company might not have enough liquidity to execute its entire Business Plan until the end of 2021. Neither the Company nor the Board or the executive management team can or will individually warrant or guarantee the existence of any fact, assumption or projection set forth in the Business Plan.

The Company's success depends on its ability to obtain and

effectively protect its intellectual property.

Our intellectual property and proprietary rights are important to our ability to remain competitive and successful in the development of our products and our business. The Company's success will depend, in large part, on its ability in the future to obtain (1) patent protection for its patentable intellectual property and otherwise protect trade secrets, intellectual property rights and other proprietary information; and (2) obtain trademark registrations in connection with the development of the Jetoptera brand. Protecting and enforcing the Company's intellectual property and other proprietary rights may be expensive, and there is no assurance that such protection and enforcement will be successful. If the Company is unable for any reason to adequately protect its intellectual property and other proprietary rights, competitors may manufacture and market products similar to the Jetoptera system. The Company has taken appropriate steps to protect its IP. The Company intends to continue to protect its IP by filing multiple patent applications and trademark applications in an effort to obtain patent protection and trademark registrations, respectively, and by entering into restrictive agreements with suppliers, employees, contractors and consultants. It is possible that the Company's rights to the intellectual property will be infringed or misappropriated and/or that such agreements will be breached and the Company will not have adequate remedies to prohibit such breaches or provide monetary relief for losses incurred as a result of such breaches. The Company has no reason to believe that the execution of the Business Plan does or would infringe upon the intellectual property rights of third parties. However, the Company is not certain that its trade secrets, trademarks, and other intellectual property rights will not infringe and no formal infringement analysis has been conducted. Any such infringement could result in liability to the Company and restrictions or prohibitions regarding the marketing of the Jetoptera system which could have a material adverse effect on the Company's business and results of operations. Any such assertion may result in litigation or may require us to obtain a license for the intellectual property rights of third parties. If we are required to obtain licenses to use any third party technology, we would have to pay royalties, which may significantly reduce any profit on our products. In addition, any such litigation could be expensive and disruptive to our ability to generate revenue or enter into new market opportunities. If any of our products were found to infringe other parties' proprietary rights and we are unable to come to terms regarding a license with such parties, we may be forced to modify our products to make them non- infringing or to cease production of such products altogether.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise

could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Our business is subject to FAA regulations.

The Jetoptera system is subject to regulations of the Federal Aviation Administration (the "FAA") and may require various approvals from the FAA in connection with the trials and subsequent development, production, marketing and sales and otherwise be required to continue to comply with applicable federal and state regulatory requirements and standards. The Company may be forced to withdraw the Jetoptera system from the market if regulatory concerns arise with respect to its use or if the Jetoptera system or such use otherwise fails to comply with such applicable regulatory requirements and standards. As of the date hereof, the FAA has not passed any regulations to allow the operation of unmanned aerial systems weighing more than 55 lbs. in the U.S. for commercial usage and profit without a certification under Section 333 of the FAA Modernization and Reform Act of 2012. This could affect sales and revenue if our customers cannot obtain permission under a Section

333 exemption to operate any unmanned aerial vehicles weighing more than 55 lbs. for their business practice. If the consumers are unable to obtain a Section 333 exemption from the FAA or withstand the application process, this may negatively affect commercial usage of the Jetoptera system, which will adversely disrupt our operations and overall sales. Furthermore, FAA Part 107 regulations governing the commercial operations of drones weighing less than 55 lbs. significantly limit the uses of small drones (e.g., no flights beyond line of sight). These limitations may not be relaxed over time, they may in fact become more restrictive, and they may adversely affect the overall size of the market for our products.

Our business is also subject to various other governmental regulations.

If we do not receive the governmental approvals necessary for the sales or export of our products, or if our products are not compliant in other countries, our sales may be negatively impacted. Similarly, if our suppliers do not receive government approvals necessary to export their products or designs to us, our revenues may be negatively impacted and we may fail to implement our growth strategy. A license may be required in the future to initiate marketing activities. We may also be required to obtain a specific export license for any hardware exported. We may not be able to receive all the required permits and licenses for which we may apply in the future. If we do not receive the required permits for which we apply, our revenues may be negatively impacted. In addition, if government approvals required under these laws and regulations are not obtained, or if authorizations previously granted are not renewed, our ability to export our products could be negatively impacted, which may have a negative impact on our revenues and a potential material negative impact on our financial results.

We rely on other companies to provide major components, and subsystems for our products.

We will depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components, and subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component or subsystem

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

Once we distribute our products in consumer markets, these events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, and damage to our facility, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for aviation products and may also result in increased safety and security costs for us and the commercial aviation industry generally.

Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness against surface transportation for certain routes. Additional terrorist attacks, even if not made directly on the aviation industry, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on the Company and the commercial aviation industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other commercial aviation industry risks and also have the potential to interfere with our business by disrupting supply chains and the delivery of products to customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Andrei Evulet (CEO, CTO and President, 06/01/2015 – present), Denis Dancanet (COB, 06/01/2015 – present), Simina Farcasiu (CFO, 06/01/2015-present) and Todd Newton (VP Business Development, 06/17/2019 – present) of the Company. The Company has entered into employment agreements with Andrei Evulet, and Todd Newton, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Andrei Evulet, Denis Dancanet, Todd Newton or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us

could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Andrei Evulet, Denis Dancanet, and Todd Newton in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to Denis Dancanet, or Todd Newton in the event of their death or disability. Therefore, if any of Denis Dancanet or Todd Newton die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of the Form C entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.

Energy costs, such as the price of oil and refined products, are an important operating expense for users of our products. The cost of energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. Price increases and general volatility could adversely affect our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up

systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

Many of our customers may not commit to long-term production schedules, which would make it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Our customers may not commit to firm production schedules. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we may rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales may make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we may order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights. Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company, the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

In addition, our supply agreements may require us to indemnify our customers and distributors from third-party infringement claims, and require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost- effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third- party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could

subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets.

As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We may be subject to litigation despite compliance with regulations and industry standards.

We spend substantial resources ensuring that we comply with governmental safety regulations, mobile and stationary source emissions regulations, and other standards. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even where our products comply with federal and/or other applicable law. Litigation also is inherently expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

We are dependent on a number of patents and other intellectual property rights, including licenses that are critical to our respective businesses and competitive positions.

Notwithstanding our intellectual property portfolio, our competitors may develop similar or superior proprietary technologies. Further, as we expand into regions where the protection of intellectual property rights is less robust, the risk of others replicating our proprietary technologies increases, which could result in a deterioration of our

competitive position. We may assert claims against third parties who are taking actions that we believe are infringing on our intellectual property rights or may have such claims asserted against us. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us. If any such claim were to result in an adverse outcome, we may have to develop or license non- infringing products; pay damages to third parties, or cease the manufacture, use or sale of the infringing products. Any of the foregoing results could have a material adverse effect on our business, financial condition, results of operations or our competitive position.

We believe that increasingly stringent environmental standards for emissions have required and will continue to require the Company to expend significant resources.

If environmental standards for emissions continue to become more stringent we will be required to institute the proper procedures and utilize the mandated equipment in order to comply, which will require significant expenditures. In addition, the adoption of any new standards beyond our expectations will require expenditures in excess of what we have budgeted and could negatively affect our business and operations.

International conflicts such as war, terrorist attacks and political uprisings could negatively affect both demand for our services and our cost of doing business.

International conflicts such as the war in the Middle East, political turmoil in the Middle and Far East and the possibility of future terrorist attacks cause significant uncertainty with respect to U.S. and other

attacks cause significant uncertainty with respect to U.S. and other business and financial markets and may adversely affect our business. These international conflicts also affect the price of oil, which has a significant impact on the financial health of our commercial customers. Although our aviation business may experience greater demand for its products as a result of increased government defense spending, factors arising (directly or indirectly) from international conflicts or terrorism which may adversely affect our commercial business include reduced aircraft build rates, upgrades, maintenance and spending on discretionary products such as flying cars, as well as increases in the cost of property and aviation products insurance and increased restrictions placed on our insurance policies.

The Company's operations and revenue have been negatively impacted by the COVID-19 pandemic.

Any outbreak of contagious diseases, and other adverse public health developments, could have a material and adverse effect on our business operations. The outbreak of respiratory illness caused by a novel coronavirus referred to as COVID-19 has had a material adverse effect on our business operations which remains ongoing. At this time, the extent of the effect is uncertain. The COVID-19-related governmental orders, prohibitions on certain public gatherings, rise in unemployment, and related economic fallout have an ongoing negative effect on our business operations, the extent of which is currently unknown. If these orders and governmental prohibitions are not rescinded timely, the Company could be unable to continue as a going concern. Even if rescinded, the public may not have confidence in the safety of public gathering, hiring caregivers, and traveling, which may have a material adverse effect on the demand for our products and our business operations as a whole.

We have not prepared any audited financial statements.

While we have disclosed our unaudited financial statements, we do not have audited financial information regarding the Company's capitalization or assets or liabilities, which may make it more difficult for you to assess the financial health of our Company.

We own or are licensed under a large number of U.S. and non-U.S. patents and patent applications, trademarks and copyrights.

Our intellectual property rights may expire or be challenged, invalidated or infringed upon by third parties or we may be unable to maintain, renew or enter into new licenses of third party proprietary intellectual property on commercially reasonable terms. Any of these events or factors could diminish or cause us to lose the competitive advantages associated with our intellectual property, subject us to judgments, penalties and significant litigation costs, and/or temporarily or permanently disrupt our sales and marketing of the affected products or services.

Simina Farcasiu is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Series A	5,500,000	5,500,000	Yes ⌄
Common	13,015,000	6,313,628	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	0
Options:	138417

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	07/14/18
Amount	$250,000.00
Interest rate	2.0% per annum

Interest rate	9.0% per annum
Discount rate	20.0%
Valuation cap	$24,000,000.00
Maturity date	07/14/21

The maturity of this convertible note was extended to 4/30/25

Convertible Note

Issue date	07/14/18
Amount	$500,000.00
Interest rate	9.0% per annum
Discount rate	20.0%
Valuation cap	$24,000,000.00
Maturity date	07/14/21

Not yet converted. We plan to extend the maturity date through a simple amendment at some point during the Wefunder raise.

Convertible Note

Issue date	12/03/18
Amount	$250,000.00
Interest rate	9.0% per annum
Discount rate	20.0%
Valuation cap	$24,000,000.00
Maturity date	12/03/21

The maturity of this convertible note was extended to 4/30/25

Convertible Note

Issue date	12/03/18
Amount	$300,000.00
Interest rate	9.0% per annum
Discount rate	20.0%
Valuation cap	$24,000,000.00
Maturity date	12/03/21

Not yet converted. We plan to extend the maturity date through a simple amendment at some point during the Wefunder raise.

Convertible Note

Convertible Note

Issue date	02/28/19
Amount	$50,000.00
Interest rate	9.0% per annum
Discount rate	20.0%
Valuation cap	$24,000,000.00
Maturity date	02/28/22

Not yet converted. We plan to extend the maturity date through a simple amendment at some point during the Wefunder raise.

Convertible Note

Issue date	03/22/19
Amount	$250,000.00
Interest rate	9.0% per annum
Discount rate	20.0%
Valuation cap	$24,000,000.00
Maturity date	03/22/22

The maturity of this convertible note was extended to 4/30/25

Convertible Note

Issue date	06/24/19
Amount	$500,000.00
Interest rate	9.0% per annum
Discount rate	20.0%
Valuation cap	$24,000,000.00
Maturity date	06/24/22

The maturity of this convertible note was extended to 4/30/25

Convertible Note

Issue date	09/25/19
Amount	$100,000.00
Interest rate	9.0% per annum
Discount rate	20.0%
Valuation cap	$24,000,000.00
Maturity date	09/25/21

Maturity date *09/25/21*

The maturity of this convertible note was extended to 4/30/25

Convertible Note

Issue date	09/25/19
Amount	$250,000.00
Interest rate	9.0% per annum
Discount rate	20.0%
Valuation cap	$24,000,000.00
Maturity date	09/25/21

The maturity of this convertible note was extended to 4/30/25

Convertible Note

Issue date	09/25/19
Amount	$50,000.00
Interest rate	9.0% per annum
Discount rate	20.0%
Valuation cap	$24,000,000.00
Maturity date	09/25/21

Not yet converted. We plan to extend the maturity date through a simple amendment at some point during the Wefunder raise.

Convertible Note

Issue date	01/06/20
Amount	$300,000.00
Interest rate	9.0% per annum
Discount rate	20.0%
Valuation cap	$24,000,000.00
Maturity date	01/06/21

The maturity of this convertible note was extended to 4/30/25

Convertible Note

Issue date	01/06/20
Amount	$100,000.00
Interest rate	9.0% per annum

Discount rate	20.0%
Valuation cap	$24,000,000.00
Maturity date	01/06/21

Not yet converted. We plan to extend the maturity date through a simple amendment at some point during the Wefunder raise.

Convertible Note

Issue date	02/19/20
Amount	$232,326.00
Interest rate	0.0% per annum
Discount rate	20.0%
Valuation cap	$24,000,000.00

There is no maturity date on this Note. If we raise more than $1M in a qualified financing event, then the Company has the right to grant investors the option to convert.

Convertible Note

Issue date	09/29/20
Amount	$1,000,000.00
Interest rate	9.0% per annum
Discount rate	20.0%
Valuation cap	$24,000,000.00
Maturity date	09/29/21

The maturity of this convertible note was extended to 4/30/25

Convertible Note

Issue date	09/29/20
Amount	$125,000.00
Interest rate	9.0% per annum
Discount rate	20.0%
Valuation cap	$24,000,000.00
Maturity date	09/29/21

The maturity of this convertible note was extended to 4/30/25

Convertible Note

Issue date	09/29/20
Amount	$25,000.00
Interest rate	9.0% per annum
Discount rate	20.0%
Valuation cap	$24,000,000.00
Maturity date	04/01/21

The maturity of the Note was extended to 4/30/25

Convertible Note

Issue date	09/29/21
Amount	$95,920.00
Interest rate	9.0% per annum
Discount rate	20.0%
Valuation cap	$24,000.00
Maturity date	09/29/22

The maturity of the note was extended to 04/30/25

Convertible Note

Issue date	09/29/21
Amount	$40,303.00
Interest rate	9.0% per annum
Discount rate	20.0%
Valuation cap	$24,000,000.00
Maturity date	09/29/22

The maturity of the Note was extended to 4/30/25

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
9/2020	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations

9/2020	Regulation D, Rule 506(b)	Convertible Note	$1,000,000	General operations
9/2020	Regulation D, Rule 506(b)	Convertible Note	$125,000	General operations
9/2021	Regulation D, Rule 506(b)	Convertible Note	$95,920	General operations
9/2021	Regulation D, Rule 506(b)	Convertible Note	$40,303	General operations
3/2022	Regulation Crowdfunding	Priced Round	$1,015,137	General operations
3/2022	Regulation D, 506(c)	Priced Round	$1,018,000	General operations
12/2022	Regulation Crowdfunding	Common stock	$196,152	General operations
6/2023	Regulation D, Rule 506(b)	Common stock	$600,000	General operations
4/2024	Regulation Crowdfunding		$1,445,075	General operations
4/2024	Regulation D, Rule 506(b)	Common stock	$300,004	General operations
4/2024	Regulation D, Rule 506(b)	Common stock	$50,004	General operations
7/2024	Regulation D, Rule 506(b)	Common stock	$1,400,004	General operations
8/2024	Regulation D, Rule 506(b)	Common stock	$9,996	General operations
8/2024	Regulation D, Rule 506(b)	Common stock	$25,002	General operations
12/2024	Regulation D, Rule 506(b)	Common stock	$1,700,009	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons

4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Denis Dancanet
Amount Invested	$1,700,000.09
Transaction type	Priced round
Issue date	12/24/24
Relationship	Chairman of the Board

Name	Denis Dancanet
Amount Invested	$1,400,000.04
Transaction type	Priced round
Issue date	07/01/24
Relationship	Chairman of the Board

Name	Denis Dancanet
Amount Invested	$300,004.60
Transaction type	Priced round
Issue date	04/15/24
Relationship	Chairman of the Board

Name	Andrei Evulet
Amount Invested	$350.00
Transaction type	Priced round
Issue date	06/01/15
Relationship	C0-Founder and CTO

Name	Simina Farcasiu
Amount Invested	$100.00
Transaction type	Priced round
Issue date	06/01/15
Relationship	Co-Founder and CFO

Name	Denis Dancanet
Amount Invested	$1,300,000.00

Transaction type	Priced round
Issue date	06/01/15
Relationship	Founder and COB

Name	Denis Dancanet
Amount Invested	$450,000.00
Transaction type	Convertible note
Issue date	11/11/16
Interest rate	8.0% per annum
Discount rate	0.0%
Maturity date	11/11/17
Converted	Yes
Valuation cap	$15,000,000.00
Relationship	Founder and COB

Name	Simina Farcasiu
Amount Invested	$150,000.00
Transaction type	Convertible note
Issue date	01/11/17
Interest rate	8.0% per annum
Discount rate	0.0%
Maturity date	01/11/18
Converted	Yes
Valuation cap	$15,000,000.00
Relationship	Co-Founder and CFO

Name	Denis Dancanet
Amount Invested	$250,000.00
Transaction type	Convertible note
Issue date	07/14/18
Interest rate	9.0% per annum
Discount rate	20.0%
Maturity date	07/14/21
Valuation cap	$24,000,000.00
Relationship	Founder and Chairman of the Board of Directors

Name	Denis Dancanet

Amount Invested	$250,000.00
Transaction type	Convertible note
Issue date	12/03/18
Interest rate	9.0% per annum
Discount rate	20.0%
Maturity date	12/03/21
Valuation cap	$24,000,000.00
Relationship	Founder and Chairman of the Board

Name	Denis Dancanet
Amount Invested	$250,000.00
Transaction type	Convertible note
Issue date	03/22/19
Interest rate	9.0% per annum
Discount rate	20.0%
Maturity date	03/22/22
Valuation cap	$24,000,000.00
Relationship	Founder and Chairman of the Board

Name	Denis Dancanet
Amount Invested	$500,000.00
Transaction type	Convertible note
Issue date	06/24/19
Interest rate	9.0% per annum
Discount rate	20.0%
Maturity date	06/24/22
Valuation cap	$24,000,000.00
Relationship	Founder and Chairman of the Board

Name	Denis Dancanet
Amount Invested	$100,000.00
Transaction type	Convertible note
Issue date	09/25/19
Interest rate	9.0% per annum
Discount rate	20.0%
Maturity date	09/25/21
Valuation cap	$24,000,000.00

Relationship	Founder and COB
Name	Denis Dancanet
Amount Invested	$250,000.00
Transaction type	Convertible note
Issue date	09/25/19
Interest rate	9.0% per annum
Discount rate	20.0%
Maturity date	09/25/21
Valuation cap	$24,000,000.00
Relationship	Founder and Chairman of the Board
Name	Denis Dancanet
Amount Invested	$300,000.00
Transaction type	Convertible note
Issue date	01/06/20
Interest rate	9.0% per annum
Discount rate	20.0%
Maturity date	01/06/21
Valuation cap	$24,000,000.00
Relationship	Founder and COB
Name	Denis Dancanet
Amount Invested	$1,000,000.00
Transaction type	Convertible note
Issue date	09/29/20
Interest rate	9.0% per annum
Discount rate	20.0%
Maturity date	09/29/21
Valuation cap	$24,000,000.00
Relationship	Founder and COB
Name	Simina Farcasiu
Amount Invested	$125,000.00
Transaction type	Convertible note
Issue date	09/29/20
Interest rate	9.0% per annum

Discount rate	20.0%
Maturity date	09/29/21
Valuation cap	$24,000,000.00
Relationship	Co-Founder and CFO

Name	Richard Black
Amount Invested	$25,000.00
Transaction type	Convertible note
Issue date	09/29/20
Interest rate	9.0% per annum
Discount rate	20.0%
Maturity date	04/01/21
Valuation cap	$24,000,000.00
Relationship	Attorney for the Company

Name	Simina Farcasiu
Amount Invested	$95,920.00
Transaction type	Convertible note
Issue date	09/29/21
Interest rate	9.0% per annum
Discount rate	20.0%
Maturity date	09/29/22
Valuation cap	$24,000.00
Relationship	Co-Founder and CFO

Name	Richard Black
Amount Invested	$40,303.00
Transaction type	Convertible note
Issue date	09/29/21
Interest rate	9.0% per annum
Discount rate	20.0%
Maturity date	09/29/22
Valuation cap	$24,000,000.00
Relationship	Attorney for the Company

Name	Denis Dancanet
Amount Invested	$600,000.00

Transaction type Priced round

Issue date 06/06/23

Relationship Chairman of the Board

Name Denis Dancanet

Amount Invested $300,004.00

Transaction type Priced round

Issue date 04/15/24

Relationship Chairman of the Board

Name Denis Dancanet

Amount Invested $1,400,004.00

Transaction type Priced round

Issue date 07/01/24

Relationship Chairman of the Board

Name Denis Dancanet

Amount Invested $1,700,009.00

Transaction type Priced round

Issue date 12/24/24

Relationship Chairman of the Board

In the February 2022 priced round described in Question 25 of this Form C, $600,000 and $120,000 of the total funds raised were from Denis Dancanet (Director) and Simina Farcasiu (CFO), respectively.

Simiarly, in the November 2022 priced round also described in Question 25 of this Form C, $20,000 and $20,000 of the total funds raised were from Denis Dancanet (Director) and Simina Farcasiu (CFO), respectively.

From 2016 through 2018, the Company made multiple advances to Andrei Evulet, CEO, for a total of $100,000. The loans bear a 0% interest rate. The loan originally held a maturity date of January 15, 2022 but was extended by mutual consent. The loan does not contain a repayment schedule. As of December 31, 2022 the outstanding loan balance was $100,000.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Revolutionizing flight with bladeless propulsion technology

We think of a more detailed and mutually beneficial integration of the propulsor with the airframe. Our name reflects that approach. All other aircraft bolt conventional multi-blade propulsion systems onto the airframe with no synergy. FPS enables us to augment thrust and lift at the same time. It's revolutionary and the benefits are exceptional.

Milestones

Jetoptera, Inc was incorporated in the State of Delaware in June 2015.

Since then, we have:

- World's only jet propulsion solution using fluidics

- 30dB quieter & 2-3X faster than helicopters and e-vertical (E-VTOL) aircraft

- Awarded and allowed 155 utility patents with 125 pending; prototypes flying today

- Leadership from GE Aviation, Collins Aerospace, US Marine Corps, & Morgan Stanley

- Past collaborations with Northrop Grumman and Pratt & Whitney

- US Military contract revenues to date of $3.2 million

- Commercial contract revenues to date of $3 million

- Collaboration with EANAN AL SAMMA Dubai to build a J-500 UAV prototype, targeting unveiling at the Dubai Air Show 2025

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2024, the Company had revenues of $1,283,898 compared to the year ended December 31, 2023, when the Company had revenues of $1,810,218. Our gross margin was -97.08% in fiscal year 2024, and 37.02% in 2023.

- *Assets*. As of December 31, 2024, the Company had total assets of $5,952,959, including $1,718,898 in cash. As of December 31, 2023, the Company had $5,071,524 in total assets, including $559,802 in cash.

- *Net Loss*. The Company has had net losses of $3,006,108 and net losses of $1,597,150 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities*. The Company's liabilities totaled $9,255,484 for the fiscal year ended December 31, 2024 and $9,589,410 for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $11,391,720 in equity and $4,061,223 in convertibles.The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Jetoptera, Inc cash in hand is $1,086,134, as of April 2025. Over the last three months, revenues have averaged $212,597/month, cost of goods sold has averaged $150,028/month, and operational expenses have averaged $193,847/month, for an average burn rate of $131,278 per month. Our intent is to be profitable in 48 months.

We have collected payments due under our EANAN contract totaling $638,000 and have continued to incur development COGS, totaling $512,000 for our Fluidic Propulsive System J-500 demonstrator. The project is progressing according to plan.

We project revenues of $300,000 deriving from our existing contracts. Other revenues may derive from new commercial joint ventures and military programs.

We are not profitable. Our crossover to positive free cash flow will depend on the schedule of development expenditure as we scale up our product offering from the J-500, to the J-2000, J-4000 and J-7500 series. Our projections are derived from potential commercial and military sales beginning in 2026, with, on the expense side, planned personnel, R&D, procurement, and legal expenses required to support planned development. We project the total capital required to execute on our plan will be approximately $60 mm.

We expect to cover our monthly burn from available cash. Our other sources of capital are future equity sales and joint ventures.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Simina Farcasiu, certify that:

(1) the financial statements of Jetoptera, Inc included in this Form are true and complete in all material respects ; and

(2) the financial information of Jetoptera, Inc included in this Form reflects accurately the information reported on the tax return for Jetoptera, Inc filed for the most recently completed fiscal year.

Simina Farcasiu

Director, Jetoptera Inc

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.jetoptera.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3
Financials 4
Financials 5

Appendix D: Director & Officer Work History

Andrei Evulet
Denis Dancanet
Simina Farcasiu

Simina Farcasiu

Appendix E: Supporting Documents

ttw_communications_128021_192613.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird Jetoptera Subscription Agreement

SPV Subscription Agreement

Jetoptera Subscription Agreement

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Financials 4

Financials 5

Appendix D: Director & Officer Work History

Andrei Evulet

Denis Dancanet

Simina Farcasiu

Appendix E: Supporting Documents

ttw_communications_128021_192613.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Jetoptera, Inc

By

Simina Farcasiu

CFO and Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Simina Farcasiu

CFO and Co-Founder

4/29/2025

Andrei T Evulet

CEO

4/29/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal

accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.